UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

for the month of March, 2003

Commission File: 033-80178, 333-10140

PRESS RELEASE
TEMBEC ANNOUNCES CLOSING OF PRIVATE PLACEMENT OF
SENIOR NOTES OF TEMBEC INDUSTRIES INC.

TEMBEC INDUSTRIES INC.

(Translation of registrant's name into English)

800, Rene-Levesque Boulevard West, Suite 1050
Montreal, Quebec H3B lX9
 (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                           Form 20-F ______          Form 40-F    X

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101 (b)(1): _____
Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper of a paper as permitted by Regulation S-T Rule 101 (b) (7): _____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes _____          No    X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    82-________

PRESS RELEASE

FOR IMMEDIATE RELEASE

Tembec announces closing of private placement of Senior Notes

Temiscaming, March 14, 2003 -Tembec Inc. announced today that Tembec Industries Inc., a wholly-owned subsidiary of Tembec Inc., has closed the previously-announced private placement of US$100 million of 8.625% Senior Notes due June 30, 2009. The notes are unconditionally guaranteed on a senior unsecured basis by Tembec Inc. The notes were sold at a price of 100% of par and resulted in net proceeds of approximately US$98.5 million, excluding accrued interest.

The notes have not been and will not be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements under the U.S. Securities Act.

Contacts:

Michel Dumas
Executive Vice President, Finance & CFO
Tel: (819) 627-4268
E-mail: michel.dumas@tembec.com

Charles Gagnon
Vice President, Corporate Relations
Tel: (819) 627-4230
E-mail: charles.gagnon@tembec.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEMBEC INDUSTRIES INC.

Claude Imbeau_________________________
Vice-President, General Counsel and Secretary

Date: March 17, 2003